CERTIFICATE OF DESIGNATION, PREFERENCES AND OTHER RIGHTS
                                     OF THE
                            CLASS B-1 PREFERRED STOCK
                                       OF

                               EVANS & SUTHERLAND
                              COMPUTER CORPORATION
                     Pursuant to Section 16-10a-1002 of the
                     Utah Revised Business Corporations Act

         Evans & Sutherland Computer Corporation, a corporation organized and existing under the laws of the State of Utah (the "Corporation"), hereby certifies that, pursuant to the authority conferred upon the Board of Directors of the Corporation (the "Board of Directors") by the Articles of Incorporation of the Corporation, as amended (the "Articles of Incorporation"), and in accordance with Section 16-10a-1002 of the Utah Revised Business Corporations Act, the Board of Directors on July 19, 1998 duly adopted the following resolution, which resolution remains in full force and effect as of the date hereof:

         RESOLVED, that pursuant to the authority granted to and vested in the Board of Directors and in accordance with the provisions of the Articles of Incorporation, there is hereby created and authorized a series of Preferred Stock, no par value, of the Corporation, and the designation and amount thereof and the powers, preferences and rights of the shares of such series, and the qualifications, limitations or restrictions thereof are as follows:

                            CLASS B-1 PREFERRED STOCK

         Section 1. Designation. The series of Preferred Stock hereby created shall be designated and known as the "Class B-1 Preferred Stock." The number of shares constituting such series shall be one million five hundred thousand (1,500,000).

         Section 2. Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, each holder of shares of Class B-1 Preferred Stock shall be entitled to receive on the date of payment of any liquidation amount to the holders of the Corporation's common stock, $.20 par value ("Common Stock"), the same cash or other property which the holder of shares of Class B-1 Preferred Stock would have received if on such date such holder was the holder of record of the number (including, for purposes of this Section 2, any fraction) of shares of Common Stock into which the shares of Class B-1 Preferred Stock then held by such holder are then convertible.

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         Section 3.        Conversion.

         3.1. Voluntary Conversion. At any time and from time to time after the issuance of the Class B-1 Preferred Stock, any holder of Class B-1 Preferred Stock may convert any or all of the shares of Class B-1 Preferred Stock held by such holder into shares of Common Stock at the then effective conversion ratio. The conversion ratio at which shares of Common Stock shall be deliverable upon conversion of shares of Class B-1 Preferred Stock (the "Conversion Ratio") shall initially be one-for-one. Such initial Conversion Ratio shall be subject to adjustment, in order to adjust the number of shares of Common Stock into which the Class B-1 Preferred Stock is convertible, as hereinafter provided.

         3.2. Automatic Conversion. Each share of Class B-1 Preferred Stock shall automatically be converted into shares of Common Stock at the then effective Conversion Ratio upon (a) a consolidation or merger of this Corporation with or into any other individual, corporation, partnership, limited liability company, trust or other entity or organization, including a governmental agency or political subdivision thereof (each a "Person"), in which the holders of the Corporation's voting securities, immediately prior to such consolidation or merger, fail to own, immediately after such consolidation or merger, more than 50% of the surviving Person's voting securities; (b) a sale, conveyance or disposition of all or substantially all of the assets of the Corporation or (c) the effectuation by the Corporation of a transaction or series of related transactions in which more than 50% of the voting power of the Corporation is disposed of.

         3.3. Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of Class B-1 Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of one share of Common Stock, as reasonably determined in good faith by the Board of Directors. Before any holder of Class B-1 Preferred Stock shall be entitled to receive certificates for the shares of Common Stock issued upon conversion, such holder shall surrender the certificate or certificates for the shares of Class B-1 Preferred Stock being converted, duly endorsed, at the principal office of the Corporation and shall state therein its name or the name, or names, of its nominees in which it wishes the certificate or certificates for shares of Common Stock to be issued. No voluntary conversion shall be permitted unless and until the holder shall submit to the Corporation either (a) evidence of compliance with the filing and waiting period requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), or (b) an opinion of the holder's legal counsel that the conversion does not require any filing under the HSR Act, in a form reasonably satisfactory to the Corporation (collectively, the "HSR Provisions"). The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Class B-1 Preferred Stock or to such holder's nominee or nominees, a certificate or certificates for the number of shares of Common Stock to which such holder or such holder's nominee shall be entitled as aforesaid, together with cash in lieu of any fraction of a share of Common Stock. Subject to the foregoing, in the case of automatic conversion under
Section 3.2, such conversion shall be deemed to have been made immediately prior


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to the  close of  business  on the date of such  automatic  conversion  and upon surrender of the certificate representing the shares of Class B-1 Preferred Stock to be converted in the case of a voluntary conversion pursuant to Section
3.1. The Person or Persons entitled to receive the shares of Common Stock issuable upon conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.

         3.4. Adjustments to Conversion Ratio. If the Corporation shall issue shares of Common Stock to the holders of Common Stock as a dividend or stock split, or in the event that the Corporation reduces the number of outstanding shares of Common Stock in a reverse stock split or stock combination, then the Conversion Ratio shall be adjusted such that the holders of shares of Class B-1 Preferred Stock shall receive, upon conversion of the Class B-1 Preferred Stock, that number of shares of Common Stock that such holder would have owned following such dividend, stock split, reverse stock split or stock combination if such conversion had occurred immediately prior to the record date for such stock split, stock dividend, reverse stock split or stock combination of the Common Stock, as the case may be. If the Corporation shall issue shares of Class B-1 Preferred Stock to the holders of Class B-1 Preferred Stock as a stock dividend or stock split, or in the event that the Corporation reduces the number of outstanding shares of Class B-1 Preferred Stock in a reverse stock split or stock combination, then the Conversion Ratio shall be adjusted such that the holder of shares of Class B-1 Preferred Stock shall receive, upon conversion of the Class B-1 Preferred Stock, the number of shares of Common Stock that such holder would have owned if such conversion had occurred immediately prior to the record date for such stock split, stock dividend, reverse stock split or stock combination of the Class B-1 Preferred Stock, as the case may be. In the event of a reclassification or other similar transaction as a result of which shares of Common Stock are converted into another security, then the Conversion Ratio shall be determined such that the holders of shares of Class B-1 Preferred Stock shall receive, upon conversion of such Class B-1 Preferred Stock, the number of such securities that such holder would have owned following such conversion of the Common Stock into another security if such conversion had occurred immediately prior to the record date of such reclassification or other similar transaction. No adjustments with respect to dividends (other than stock dividends) shall be made upon conversion of any share of Class B-1 Preferred Stock; provided, however, that if a share of Class B-1 Preferred Stock shall be converted subsequent to the record date for the payment of a dividend (other than a stock dividend) or other distribution on shares of Class B-1 Preferred Stock but prior to such payment, then the registered holder of such share at the close of business on such record date shall be entitled to receive the dividend (other than a stock dividend) or other distribution payable on such share on such date notwithstanding the conversion thereof or the Corporation's default in payment of the dividend (other than a stock dividend) due on such date.

         3.5. Common Stock Reserved. The Corporation shall reserve and keep available out of its authorized but unissued Common Stock such number of shares of Common Stock as shall, from time to time, be sufficient for conversion of all outstanding Class B-1 Preferred Stock.

         Section 4. No Redemption. The shares of Class B-1 Preferred Stock shall not be redeemable. Notwithstanding the foregoing, the Corporation may acquire shares of Class B-1 Preferred Stock in any other manner permitted by law, contract, the Articles of Incorporation or herein.

         Section 5.        Voting Rights.

         5.1. The holders of shares of Class B-1 Preferred Stock shall have no voting rights except as provided in Section 5.2, the Articles of Incorporation or by law.

         5.2. In addition to any other rights provided by law or in the Articles of Incorporation, so long as any shares of Class B-1 Preferred Stock shall be outstanding, the Corporation shall not, without first obtaining the affirmative vote or written consent of the holders of not less than a majority of the outstanding shares of the Class B-1 Preferred Stock, take any action (including, without limitation, any repeal, amendment or modification to the Articles of Incorporation or the Bylaws of the Corporation) that alters or changes any of the rights, privileges and preferences of the Class B-1 Preferred Stock.

         Section 6. Dividend Rights. If any dividend or other distribution payable in cash or other property is declared on the Common Stock (excluding any dividend or other distribution for which adjustment to the Conversion Ratio is provided by Section 3.4), each holder of Class B-1 Preferred Stock on the record date for such dividend or distribution shall be entitled to receive on the date of payment or distribution of such dividend or other distribution the same cash or other property which such holder would have received if on such record date such holder was the holder of record of the number (including for purposes of this Section 6 any fraction) of shares of Common Stock into which the shares of Class B-1 Preferred Stock then held by such holder are convertible.

         Section 7. Notices. In addition to any other notices to which the holders of Class B-1 Preferred Stock may be entitled pursuant to the Articles of Incorporation, the Bylaws of the Corporation, law, contract or otherwise, the Corporation shall cause to be sent to each holder all written communications sent generally to the holders of Common Stock. The Corporation shall cause such communications to be sent to holders of Class B-1 Preferred Stock concurrently with the sending of such communications to the holders of Common Stock.

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         IN WITNESS  WHEREOF,  the  corporation  has caused this  Certificate of
Designation, Preferences and Other Rights to be executed by a duly authorized officer on July 20, 1998.


                                           EVANS & SUTHERLAND
                                           COMPUTER CORPORATION



                                   By:       /s/ James R. Oyler
                                             -------------------------
                                   Name:     James R. Oyler
                                             -------------------------
                                   Title:    President & Chief Executive Officer
                                             -----------------------------------